Filed by Goodrich Corporation
                           pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Coltec Industries Inc

                                                   Commission File No. 001-07568


The following press release was issued by Goodrich Corporation on Tuesday, January 29, 2002:

   Goodrich Announces Name for Industrial Spin-Off -- Appoints Leadership Team

 * EnPro Industries, Inc. selected as new company name * Board of Directors and
              Senior Leadership Team appointed * Spin-off updated

CHARLOTTE, N.C., Jan. 29 /PRNewswire-FirstCall/ -- Goodrich Corporation announced today that the name of the new industrial company to be spun-off to shareholders is EnPro Industries, Inc. The name reflects the company's heritage as an industry leader in sealing and compressor systems and as a leading manufacturer of other engineered products for a wide variety of industrial markets. EnPro will be headquartered in Charlotte, NC.

Goodrich also announced the individuals who will serve on the board of directors of EnPro following the spin-off. The initial members of the board of directors will be:

 * William R. Holland, who will serve as EnPro's non-executive Chairman following the spin-off. Mr. Holland is the former Chairman and Chief Executive Officer of United Dominion Industries and serves as a director of Lance, Inc. and as non-executive chairman of J.A. Jones Construction Company. He also serves as a director of Goodrich Corporation.

 * Ernest F. Schaub, who will serve as EnPro's President and Chief Executive Officer following the spin-off. Mr. Schaub currently serves as Executive Vice President and President and Chief Operating Officer of Goodrich's Engineered Industrial Products (EIP) business.

 * Peter C. Browning, non-executive Chairman of Nucor Corporation. Mr. Browning also serves as a director of Wachovia Corporation, Lowe's Companies, Inc., Phoenix Home Mutual Life Insurance Company and National Service Industries, Inc.

 * Joe T. Ford, Chairman and Chief Executive Officer of ALLTEL Corporation. Mr. Ford also serves as a director of The Dial Corporation and Textron Inc.

 * James H. Hance, Jr., Vice Chairman and Chief Financial Officer of Bank of America Corporation. Mr. Hance also serves as a director of Bank of


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 * America Corporation, Caraustar Industries, Inc., Family Dollar Stores, Inc.,
   Lance, Inc. and Summit Properties Inc.

 * Gordon D. Harnett, Chairman and Chief Executive Officer of Brush Engineered Materials, Inc. Mr. Harnett also serves as a director of The Lubrizol Corporation, PolyOne Corporation and National City Bank.

"The EnPro Board of Directors is a diverse group comprised of leaders of national and global companies who have earned a reputation for delivering results," stated Schaub. "With our solid portfolio of products and services along with the guidance of the board, we believe that EnPro is well positioned to continue Goodrich's tradition of bringing value and innovation to the marketplace."

In preparation for the spin-off, EnPro has also assembled an experienced senior leadership team with an average of over 20 years of experience in industrial manufacturing. Members of the EnPro senior leadership team are:

 * Ernest F. Schaub, President and Chief Executive Officer.

 * Michael J. Leslie, Senior Vice President and Chief Operating Officer. Mr. Leslie currently serves as Group President of Goodrich's Engineered Industrial Products business.

 * William Dries, Senior Vice President and Chief Financial Officer. Prior to joining EnPro, Mr. Dries served as Senior Vice President and Chief Financial Officer of United Dominion Industries.

 * Richard C. Driscoll, Senior Vice President - Human Resources &
   Administration. Mr. Driscoll currently serves as Vice President - Human Resources of Goodrich.

 * Richard L. Magee, Senior Vice President, General Counsel and Secretary. Prior to joining EnPro, Mr. Magee served as Senior Vice President, General Counsel and Secretary of United Dominion Industries.

According to Schaub, "We now have the nucleus of a great team with a blend of Goodrich and Coltec talent along with excellent outside experience. Bill Dries and Rick Magee will add a valuable perspective gained from their careers at United Dominion while Dick Driscoll has over 35 years with Goodrich in many Human Resources activities. Mike Leslie brings a great deal of operations experience from Coltec as well as Arvin Industries. We are now in the process of finalizing organizational and people needs, which we expect to have in place by the end of the first quarter."

Significant progress continues to be made in other aspects of the spin-off of EnPro, which will include substantially all the assets and liabilities of the EIP business, including the associated asbestos liabilities and related insurance. EnPro's Form 10 registration statement with respect to


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its common stock is expected to be filed with the SEC later today. Prior to the spin- off, application will be made to list EnPro's common stock on The New York Stock Exchange. Goodrich expects to complete the spin-off in the second quarter of 2002.

EnPro's Form 10 registration statement includes a summary of 2001 operating results for Coltec Industries Inc., which will be EnPro's only material asset following the spin-off. Coltec and its subsidiaries constitute substantially all the assets and liabilities of the EIP business, including the associated asbestos liabilities and related insurance. Coltec's sales and operating income for 2001 declined from 2000 levels as continued recession- related weaknesses in several key markets and competitive pricing pressures contributed to declines in volumes and operating margins.

In commenting on the outlook for EnPro Schaub said, "We have a tremendous opportunity ahead of us. As an independent company we will be better able to focus on our customers, products and markets. We are leaders in many of the markets we serve, and we believe that our businesses are fundamentally sound and should generate solid operating margins and cash flows as the economy improves. In response to market conditions, we have taken steps to reduce our cost base and improve our manufacturing productivity going forward. Although we anticipate continued softness during the first half of 2002, we believe that an improving economy later in the year, the inclusion of the operating results of the Glacier business for the full year, and the benefits of our restructuring activities should produce improved 2002 operating results versus 2001."

With regard to EnPro's capital structure, Goodrich has refined its strategy for long-term financing of the entity. It is anticipated that the $150 million of outstanding Coltec Capital Trust convertible trust preferred securities will remain outstanding as a part of the EnPro capital structure. Certain payments with respect to these securities are guaranteed by Coltec and Goodrich, and are expected to be guaranteed by EnPro. Following the spin-off, these securities will be convertible into a combination of Goodrich and EnPro common stock. Separately, Goodrich expects that it will offer to exchange the $300 million of Coltec's 7.5% Senior Notes due 2008 for similar Goodrich debt securities prior to the spin-off. Assuming this exchange offer is fully subscribed, EnPro will have total debt and convertible trust preferred securities of approximately $165 million at the time of the spin-off. Goodrich also contemplates that a new EnPro senior secured revolving credit facility will be in place after the spin-off.

With 2001 aerospace sales of $4.2 billion, Goodrich Corporation (NYSE: GR) is a leading worldwide supplier of aerospace components, systems and services. Goodrich is ranked by Fortune magazine as one of the "Most Admired" aerospace companies and is included on Forbes magazine's "Platinum List" of America's best big companies. Headquartered in Charlotte, North Carolina, the company employs 18,000 people worldwide. For more information visit http://www.goodrich.com.

This press release does not constitute an offer to sell or exchange, or the solicitation of any offer to sell or exchange, any securities.

Certain statements made in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the company's future plans, objectives, and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "anticipate," "intend," "esti-


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mate" or "plan" are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. Goodrich cautions readers that any such forward-looking statements are based on assumptions that Goodrich believes are reasonable, but are subject to a wide range of risks, and actual results may differ materially.

Important factors that could cause actual results to differ include, but are not limited to: the timing and successful completion of the spin-off of the EIP business; whether the proposed debt exchange offer will be completed and the terms of the debt securities to be offered by Goodrich; the actual results of operations of EnPro as a stand-alone public company; the extent to which the EIP business is able to achieve savings from its restructuring plans; the impact of the terrorist attacks on September 11, 2001 and their aftermath; demand for and market acceptance of new and existing products; successful development of advanced technologies; competitive product and pricing pressures; domestic and foreign government spending, budgetary and trade policies; economic and political changes in international markets where the EIP business competes, such as changes in currency exchange rates, inflation rates, recession and other external factors over which the EIP business has no control; and the outcome of contingencies (including asbestos litigation and environmental remediation efforts). Further information regarding the factors that could cause actual results to differ materially from projected results can be found in EnPro's Registration Statement on Form 10 filed with the Securities and Exchange Commission on January 29, 2002 and in Goodrich's Annual Report on Form 10-K for the year ended December 31, 2000.

Goodrich cautions you not to place undue reliance on the forward-looking statements contained in this release, which speak only as of the date on which such statements were made. Goodrich undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events.


                             ADDITIONAL INFORMATION

         There can be no guarantee that Goodrich will initiate or consummate any exchange offer for the Coltec Senior Notes. In the event that Goodrich offers to exchange its own debt securities for the Coltec Senior Notes, Goodrich will file a prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents, if and when they become available, free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Goodrich with respect to the exchange offer, if any, may be obtained free of charge by directing a request to Goodrich Corporation, Four Coliseum Center, 2730 West Tyvola Road, Charlotte, North Carolina, 28217.








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